                       Filed by i2 Technologies, Inc. and RightWorks Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                         Subject Company: RightWorks Corporation

                      Commission File Number of i2 Technologies, Inc.: 000-28030



           THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WHEN IT IS FILED BY I2 TECHNOLOGIES AND BECOMES AVAILABLE. THE PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT I2 TECHNOLOGIES, RIGHTWORKS, THE BUSINESS COMBINATION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROSPECTUS AND OTHER DOCUMENTS FILED BY I2 TECHNOLOGIES AND RIGHTWORKS WHEN THEY BECOME AVAILABLE THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov. THE PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE:

           o FROM I2 TECHNOLOGIES BY DIRECTING YOUR REQUEST THROUGH THE INVESTORS PORTION OF I2'S WEBSITE AT http://www.i2.com OR BY MAIL TO I2 TECHNOLOGIES, INC., ONE I2 PLACE, 11701 LUNA ROAD, DALLAS, TX 75234, ATTENTION: INVESTOR RELATIONS, TELEPHONE:
                (469) 357-1000.

           o FROM RIGHTWORKS BY DIRECTING YOUR REQUEST BY MAIL TO RIGHTWORKS CORPORATION, 1075 EAST BROKAW ROAD, SAN JOSE, CA, ATTENTION:
                MELINDA WILKEN, TELEPHONE: (408) 579-4008.

            In addition to the Prospectus, and the Registration Statement of which the Prospectus is a part, i2 Technologies files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by i2 at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.


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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 1





                              i2 TECHNOLOGIES, INC.

                                  MARCH 9, 2001
                                  8:00 A.M. CST


Moderator                  Ladies and gentlemen, thank you for standing by and
                           welcome to the i2 Technologies conference call. At this time, all participant lines are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given to you at that time. As a reminder, today's conference call is being recorded for replay. Replay information will be given at the end of today's conference call. As well, today's conference call is being broadcast via
                           StreetEvents at i2's Internet site. It will also be recorded and available after the call through AT&T's
                           Encore Service. I would now like to turn the conference over to your host, Mr. Brent Anderson.
                           Please go ahead, sir.

B. Anderson                Thank you, Leah. Good morning, everyone. Thank you
                           for joining us on the call. I'm Brent Anderson, Director of Investor Relations for i2 Technologies.
                           With me this morning on the call are Dr. Romesh
                           Wadhwani, i2's Vice Chairman; Bill Beecher, i2's
                           Chief Financial







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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 2




                           Officer; Sanjiv Sidhu, i2's CEO; and Mary Coleman, CEO of RightWorks.

                           We'd like to brief you on the acquisition announcement made by i2 after the market yesterday. We'll have some introductory comments made by Bill, Romesh and Mary and then we'll open it up for questions, where Sanjiv will join us.

                           Before I turn the call over to Bill, I want to remind you that the statements made on this call are made under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. During our presentation and Q&A session, our statements will include projections or forward-looking comments, including but not limited to, completion of this acquisition, financial and operating targets and the integration of our products. We give no assurances regarding the achievement of these statements. These forward-looking statements are management's current estimates or beliefs and the actual outcomes could be significantly different, due to risk factors such as changing market conditions, changing technologies, competition and our own ability to execute, to list just a few. For a more complete discussion of the risk factors that could impact our results, please refer to the latest filings with the SEC, including our most recent 10-Q. You can





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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 3



                           find these either on our Web site,
                           www.i2.com/investors, or directly through the SEC's EDGAR site.

                           I'd like to now turn the call over to Bill Beecher, i2's CFO.

B. Beecher                 Thanks, Brent, and good morning. We're very pleased
                           to announce that i2 has come to an agreement to acquire RightWorks. As you can see by the press release, which was issued yesterday evening, RightWorks provides e-procurement and commerce solutions that are complementary to i2's extended supply chain management solutions. I'll let Romesh describe the company for you in much more detail, but first, I'll review the transaction and why I think it's good for i2.

                           i2 has an agreement to acquire RightWorks for approximately 5.3 million shares, with a value of approximately $114 million, based upon i2's closing share price yesterday. That represents approximately 1.3% of i2's outstanding common shares. i2 and ICG -- that would be the group that owns the majority of RightWorks -- have agreed to jointly fund operations for RightWorks until the close of the transaction. The acquisition has already been approved by the respective Boards of both companies and we are seeking final approval from RightWorks' shareholders, as well as






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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 4



                           necessary regulatory entities. We are optimistic that we will close the transaction during the second quarter. We plan to account for the transaction as a purchase and expect that it will be treated as a tax-free reorganization for shareholders.

                           This is a good transaction for i2, because RightWorks provides us with state-of-the-art technology for collaborative e-commerce, replacing what we were previously offering through our partnership with Ariba, but without the requirement to split revenues on these sales since all will be i2 products. In addition, by leveraging i2's top-ranked sales force, we could reasonably expect the RightWorks acquisition to generate license revenues in the second half of this year that not only exceed what we've generated through our partnership with Ariba, but could approach, or even exceed, RightWorks' license revenues for the full calendar year 2000, which amounted to roughly $22 million -- that's license revenue. We expect this transaction to be accretive to i2's earnings by early next year.

                           So we're excited to finally be able to announce this acquisition to you today. I'd like to turn it over to Romesh, who was instrumental in putting this together and will be overseeing its completion and operations. Romesh.


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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 5

R. Wadhwani                Thanks, Bill. I'd like to start by expressing our
                           appreciation to everyone within both i2 and RightWorks, who worked so hard to bring this transaction to fruition. We're very excited about this development and what it means to the customers, partners and shareholders of i2 and RightWorks. As
                           Bill described, we will be giving up a little over 1% of i2 to acquire RightWorks--and we believe it's a great deal for both companies and our customers. Why?
                           Well, today i2 offers the industry's most comprehensive solutions for e-business transformation and e-market success, including solution suites for supplier relationship management, supply chain management, customer relationship management, and content solutions, as well as our industry-leading
                           TradeMatrix platform.

                           For several months now, our marketplace customers have been telling us that they want a procurement solution that can aggregate and manage procurement across multiple enterprises, for both direct and indirect materials. They've told us they want a solution that supports all types of buying models, from negotiated procurements for direct materials, to auctions for indirect materials. Similarly, i2's e-business customers asked for a multi-enterprise procurement solution that enables collaborative

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 6


                           procurement across the entire supply chain and supports spend aggregation and leverages across all procurement partners.

                           After a detailed assessment of various
                           make-versus-buy alternatives, we concluded that RightWorks had by far the best technology in this area and was the only company with this technology actually working at customer sites today. We had a previous marketing partnership with them and knew that we could quickly upgrade our existing integration to bring a new joint offering to market very quickly. By extending i2's solutions with the RightWorks technology, we will offer the only integrated collaborative e-procurement solution available to any business or e-market that leverages knowledge from the entire extended supply chain.

                           As Bill mentioned, we believe that when we make this solution available to the market in the latter half of this year, our world-class Global Sales Organization should be able to exceed the revenues generated to date from our Ariba partnership and perhaps even exceed RightWorks' license revenue for the entire year 2000 in just the second half of this year alone. In addition, we believe this is a collaborative e-procurement solution that is tailor-made for the non-manufacturing verticals, such as financial


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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 7

                           services, insurance and healthcare, further strengthening our market opportunities.

                           This acquisition also provides several additional benefits to i2 customers. For example, RightWorks' world-class collaborative e-procurement technology will be added to our industry-leading Supplier Relationship Management suite, creating a complete solution that spans everything from strategic design, strategic sourcing, to collaborative design and manufacturing, with collaborative e-procurement now being added for both direct and in-direct materials. It also strengthens the commerce and transaction management capabilities of i2's industry-leading TradeMatrix platform for collaboration, content and commerce. This joint solution also provides the only collaborative e-procurement solution that can support multi-company, real-time pricing and availability, and order brokering. It provides the only truly global collaborative e-procurement solution that simultaneously supports more than a dozen languages and multiple currencies, as well as multi-enterprise capabilities.

                           Adding these transaction capabilities of the RightWorks technology to our SRM solution also creates a complete and powerful solution for mission-critical MRO. We will integrate RightWorks' Open Commerce Network

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 8


                           into the i2 TradeMatrix Network, significantly expanding the supplier enablement capabilities and services that we provide and extending i2's lead in content management and reference data solutions, now with well over 100,000 participating suppliers. Finally, it adds some very talented and passionate software and marketing professionals, who are particularly skilled in this area of collaborative e-procurement to i2's organization.

                           We are targeting introduction of our first integrated offering by early this summer. We will bring RightWorks Release 7.0 Commerce Platform capabilities into i2's Supplier Relationship Management Solution during this time frame. These technologies will also be used as the basis for a collaborative e-procurement solution for smaller customers and for those interested in taking their first steps in e-business transformation.

                           You may be asking what this deal means for i2's relationship with Ariba and subsequently IBM. With i2's acquisition of RightWorks, we will have effectively vertically integrated our procurement capabilities, which will negate our need for additional external partnerships in this area. We currently have more than a dozen joint customers with Ariba. Each of these customers remains an extremely high priority for i2. We will

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                          PAGE 9


                           absolutely continue to support them and to enhance our joint solutions with Ariba for our mutual customers today and in the future. As a customer-focused company, we will also continue to honor our joint customers with the highest level of service and support and we will continue to offer this joint solution to any future customers who may want it. At the same time, if customers want this kind of collaborative e-procurement capability that is only available from i2 today, we will of course be happy to provide that.

                           IBM and i2 continue to be very closely aligned and we don't expect this acquisition to affect our relationship with IBM in any way. IBM continues to be one of i2's most important partners. In keeping with our commitment to open integration, we will continue to create our entire product line with the ability to easily integrate with existing legacy systems and partner products and we will continue to support IBM as a strong partner in this and other respects.

                           Finally, I wanted to comment on our plans for integrating RightWorks into the i2 organization. There are approximately 420 employees worldwide at RightWorks today, including those at the headquarters in San Jose, California. RightWorks will expand our existing base of operations in


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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 10

                           Silicon Valley. We look forward to the addition of RightWorks' expertise, particularly in product development, marketing and in senior management. As we go forward, we will identify areas of redundancy and take actions in those areas as appropriate. Mary Coleman, RightWorks' CEO, has spent a significant amount of time working on this acquisition with me. She will conclude our presentation this morning with a few comments. Mary.

M. Coleman                 Thanks, Romesh. It's a pleasure to be here with the
                           i2 team this morning announcing this acquisition. I wanted to take just a minute to talk about what this acquisition means to RightWorks and our customers.
                           Several months ago, as we surveyed what was happening in the market, where companies were turning for answers and what executives cared about, it was clear to us that while we have by far the best e-procurement technology in the industry, we needed a strong partner to help bring that technology to the market. Several companies were candidates - companies that we had been partnering with in one way or another over the past several years. From the outset, we believed that the best fit for us was to align with i2. This conclusion was shared by Internet
                           Capital Group, our largest shareholder.

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 11

                           The obvious reason to any market observer is i2's leadership in the market. No company today can evaluate e-business solutions without talking to i2, and most select them as the provider of choice. But even more important to our team is i2's laser focus on creating value for their customers. It's more than just a marketing ploy. They track it, they help customers estimate it, they have it independently audited, and they pay bonuses based on it. It's deeply engrained in how they do business. We wanted that same kind of devotion to value in our partner. Our customers can be assured that we will use that devotion to continue to provide you with the best possible solutions and that i2 will live up to every obligation we've made to you.

                           Romesh has explained how our technology will fit so seamlessly into i2. We're merging our respective strengths in e-business and the end result is a company that will deliver a powerful, integrated and fully Internet-enabled solution that we believe is unmatched in the industry. We are pleased and proud to become a member of the i2 family.

                           I know many of you will ask of my future plans. We have agreed that I will remain through the transition to make sure that the acquisition goes as smoothly as possible. However, I've decided not to remain in an on-going

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 12

                           role within i2's senior management team. Romesh and his team are exceptional business people and I have every confidence that the transition will be a smooth one.

                           With that, I believe Romesh and Bill are ready to take your questions.

B. Anderson                Operator, this is Brent. I'd like to just state that
                           we'd like to keep this fairly short, so if you can limit your questions to one each, please.

Moderator                  Thank you for standing by. Our first question will
                           come from Jim Pickrel from JP Morgan. Please go ahead.

J. Pickrel                 Hi, thanks very much. Just a quick clarification and
                           then a question. Bill, you mentioned a license revenue number from RightWorks for last year. I just couldn't hear that figure.

B. Beecher                 Twenty-two Million.

J. Pickrel                 Twenty-two, thanks. I know, towards the end of last
                           year, RightWorks had entered into a reselling agreement with Manugistics and probably

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 13


                           some others. Are those still going to be standing obligations or can those agreements effectively be ended at this point?

R. Wadhwani                It's highly unlikely that Manugistics would want to
                           continue the agreement with RightWorks at this point.
                           So we would obviously have to find ways of bringing closure to them.

J. Pickrel                 Okay, thanks very much.

Moderator                  Our next question will come from the line of Tom
                           Berquist from Goldman Sachs. Please go ahead.

T. Berquist                Congratulations, everyone. A quick question on the
                           technology integration. I understand the timeframes that you mentioned, Romesh, and I'm just curious, can you talk a little bit more about how you'll look at integration? Is this going to be API level integration? Is it going to a shared set of modules?
                           Could you just talk a little bit more about how deep the integrations will go?

R. Wadhwani                Yes, the integrations will be fairly deep, certainly
                           at the levels of common work flows, an easy way to navigate from one set of solutions to the

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 14

                           RightWorks technology. Both sets of solutions, the SRM solution from i2 and the Collaborative e-Procurement solution from RightWorks, are based on very similar architectures, using off-the-shelf application server technology, so we also expect application server to application server XML integration.

Moderator                  Our next question comes from Chuck Phillips from
                           Morgan Stanley. Please go ahead.

C. Phillips                I didn't get the figure on the license revenue
                           number.

B. Beecher                 RightWorks, last year, did roughly $22 million of
                           license revenue.

C. Phillips                Any idea how much of that came through the
                           Manugistics partnership?

B. Beecher                 I'm not aware of that. Romesh, do you know?

M. Coleman                 It was zero. This is Mary, Chuck.

Moderator                  Our next question comes from Brent Thill from Credit
                           Suisse First Boston. Please go ahead.

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                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 15

B. Thill Of the number of customers that RightWorks has, can you talk about the overlap with i2's customer base and are any of the customers integrated today?

R. Wadhwani                RightWorks has a total of about 50 customers, if I
                           remember this correctly. There is relatively little overlap right now between the two customer bases.
                           Certainly, one of the benefits that we expect to get out of this acquisition is that it will extend our capabilities into verticals such as financial services and public services. So we will not only get benefits from the technology in what has been our traditional verticals, but also in some new verticals as well.

Moderator                  Our next question comes from Chris Shilakes from
                           Merrill Lynch. Please go ahead.

C. Shilakes                Great, thanks very much; congratulations as well.
                           Could you give us a little extra color on the RightWorks split of business, kind of direct/indirect materials, procurement, maybe a geographic split, and kind of mid-market vs. Fortune 500? You mentioned a few larger customers,

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 16

                           are those recent adds or have those customers been in place for multiple quarters?

M. Coleman                 Romesh, do you want me to take that one?

R. Wadhwani                Yes.

M. Coleman                 I would say that, primarily during last year, our
                           revenues have been split roughly about 50/50 between e-procurement applications and trading exchange applications. We have started to move more into the direct procurement area with the release of our 7.0 release of software, which we just started using at the end of February. We added a lot of direct procurement specific functionality. We have numerous customers within our customer base that are in the process of beta testing that code and are quite interested in moving in that direction. Obviously, with the relationship with i2 on the supply chain side bodes very well for us in moving more into that direct procurement space.

                           In terms of international split of revenues, the bulk of our revenues had really been coming from the North American market. Last fall, we really started to expand into Europe as well into Asia Pacific, but it was a

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 17

                           nominal amount of international contribution at this point in time. In terms of large corporate deals, we have obviously sold mainly into mid-market companies. But we have also been successful in selling some very large corporate deals over the last four- to six-months, as we've really directed the company to focus on Global 2000 accounts, both for sales of e-procurement software, as well as for private exchanges.

Moderator                  Our next question comes from Tim Klein from U.S.
                           Bancorp Piper Jaffray. Please go ahead.

T. Klein I understand the Web-based technology, but could you please highlight, in the competitive landscape today, what are the key differentiators in the RightWorks solution set versus your most direct competitors today? Then, kind of as a follow-on, what are the most popular or highest demand elements of your solution set?

R. Wadhwani                If I could address that, because it really goes to
                           the heart of one of the reasons why this acquisition was so important to us. As I mentioned earlier, our customers have come to the conclusion that the first generation of e-procurement solutions that have been offered by many companies for the last couple of years have really not delivered a very high value

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 18

                           proposition. The reason is because they can only be used behind the four walls of an enterprise and are typically used for indirect materials only. Even in that, typically just for the purchase of office supplies, using simple requisitioning or auctioning type processes.

                           The conclusion, which is our customers' conclusion, has been that they need to be able to do multi-enterprise buying in a public or private marketplace. That means the ability to combine the buying, combine the spending and combine the procurement across multiple buying organizations, often organizations that share the same supply chain. In addition, they want a solution that is global in nature. We were really impressed with the fact that RightWorks technology simultaneously supports 13 different languages and multiple currencies, which means that any global marketplace that wants to support collaborative e-procurement would have an immediate answer to their problems. We also identified from our customers, a need to support the procurement of both direct and indirect materials and to support multiple buying processes all on one platform with one common technology, one user interface, one set of work flows, one data model. Again, we felt that RightWorks provided us with this technology.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 19

                           One other interesting technical fact, by the way, is that RightWorks is also the first company to have what we call a `Zero Footprint Client.' That means that you can have a marketplace with hundreds of thousands of users and not have to download Java clients, because that's technically very impractical. So they also have the Zero Footprint Client that allows us to support potentially hundreds of thousands of users at any private or pubic marketplace. All of these, by the way, are significant differentiators from any other competitor in this space.

Moderator                  Our next question is from Kash Rangan from Dain
                           Rauscher Wessels. Please go ahead.

K. Rangan                  Thank you, congratulations on the acquisition. I
                           wasn't sure what the revenue recognition at RightWorks was. Is that perpetual or subscription type accounting? Also, if you could comment on sales first quarter. Within i2, how do you envision quarters going up? If there is an existing pipeline of e-procurement deals, perhaps through the Ariba partnership, should we expect to see those deals migrated away to the RightWorks technology? Thank you.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 20

R. Wadhwani                Let me come back to the first question last and let
                           Mary answer that one. I would say that the quotas of the i2 sales force will not change as a result of this deal. As I mentioned earlier, we intend to keep a certain percentage of RightWorks sales organization and to make them part of the i2 global sales organization, both to expand our market opportunity into new verticals like financial services and to provide domain expertise on collaborative e-procurement within our other verticals. In that sense, we'll be expanding our capabilities, but not changing the individual quotas on a per account rep basis.

                           Relative to the Ariba opportunities, first of all, you may recall that last year our focus with Ariba was on public marketplaces where our partners wanted to use Ariba for first-generation e-procurement behind their firewalls. To the extent that there are additional customers who like that combined solution, and there are only a few of them, I should add, we will continue to offer the combined solution to those customers. To the extent that customers realize that the full value proposition comes from collaborative e-procurement, of course, i2 now has the only technology and the only solution for that and we will be delighted to upgrade them to this technology.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 21

                           Mary, do you want to answer the question on license?

M. Coleman                 Standard software revenue recognition of licenses. In
                           addition to that, we had hosting arrangements with customers, where it was on a subscription, monthly type of basis. Our Open Commerce Network is also on a subscription type of a basis. I think that probably pretty much covers it.

Moderator                  Next question comes from David Gremmels from Thomas
                           Weisel Partners. Please go ahead.

D. Gremmels                Thank you. You mentioned that you expect to generate
                           as much or more revenue with RightWorks in the second half of this year as you've done with Ariba today.
                           I'm just wondering if you can tell us what that number is and is that i2's share of the total or is that the total with joint customers?

R. Wadhwani                The approximate numbers, and Bill can correct me
                           here, I think with Ariba, we've done something in the range of around 15 deals jointly, representing somewhere in the range of around $20 million to $25 million gross. Of course, we only get a portion of that. So I think Bill's comment earlier was that we should be able to do more than that gross number, and

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 22

                           that's in the second half of this year with the RightWorks technology, if things go according to plan.

Moderator                  Our next question is from Catherine Moore from
                           Unterberg Towbin. Please go ahead.

C. Moore I wanted to ask about the current quarter. Do you think that the acquisition of RightWorks will mainly impact the second half? Do you think it'll give you a competitive advantage in closing deals this quarter? If you can also touch on this quarter, how back-ended it might be?

R. Wadhwani                Let me answer the first half of that question and
                           turn the second half of the question over to Sanjiv.
                           The first half of the question, I wouldn't anticipate this acquisition having a significant impact one way or the other in this quarter. Over the long term, which is of course the reason why we've made this acquisition, we certainly believe it will be extremely positive for i2.

                           For the second part of your question, Sanjiv.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 23

S. Sidhu I guess on the question relating to the quarter, it's clear that the economic conditions have continued to deteriorate, presenting a greater challenge for everyone, particularly as indicated by several companies in our industry. Oracle, Ariba and Commerce One have all made more cautious statements regarding market conditions.

                           Our quarters are generally back-end loaded and this quarter is back-end loaded too, but there are many days remaining between now and the end of the quarter. A lot can happen between now and the end of the quarter. Overall, we are asking i2-ers to work really hard to deliver on our plan, but we at i2 are taking a longer-term approach. We continue to believe that with this acquisition, we increase our market opportunity. We continue to believe that times like this allow i2, with a highly value-centric message, to increase our competitive differentiation. So, i2 is continuing to execute, to differentiate now and to be able to do things to differentiate for the future.

Moderator                  Our next question comes from Doug Augenthaler from
                           CIBC World Markets. Please go ahead.

D. Augenthaler             My question has been answered.  Thank you very much.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 24

B. Anderson                Operator, this is Brent. I think we show one or two
                           more questions, so we could probably wrap it up after another question or two.

Moderator                  Very good. Our next question comes from Ben Rose from
                           Adams Harkness & Hill. Please go ahead.

B. Rose Congratulations to all involved. A quick question for Mary, which is how have the trends in average order size been playing out for RightWorks over the last couple of quarters and any distinction you can make on the procurement side versus the trading exchange side of the product line? Also, if Romesh or Sanjiv can comment on how this impacts i2's relationships with some of your other partners, including MRO Software? Thanks.

M. Coleman                 I would say that as we've continued to broaden our
                           product line from base e-procurement software in the Trading Exchange and then in December we introduced our strategic source, our RFQ capabilities, then more recently, in our 7.0 release, Forward Auction
                           Technology. We've had additional modules to be able to sell our customers, so actually our ASP is

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 25

                           increasing and we would expect that that would certainly increase with the acquisition of RightWorks by i2.

                           In terms of the ASP as well, obviously last year, there was a lot of activity with net market makers and that has shifted, just given the change in the marketplace and the investment climate. Most of our focus has been on larger Global 2000 deals and just given the nature and the size of those deals, you would expect that the ASP would trend upward.

R. Wadhwani                With respect to the other partnerships, we don't
                           anticipate any significant change in them. In particular, our partnership with MRO.com continues to be strong.

Moderator                  We will take our last question from David Garrity
                           from Dresdner Kleinwort Wasserstein. Please go ahead.

D. Garrity                 Thank you very much. Mary, can you give us an update
                           of what your backlog was at RightWorks in the quarter? Also, can you give us a sense in terms of your accounts receivable and how much exposure might you have had to dot-com net market makers?

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 26

M. Coleman                 On the accounts receivable side, we took pretty
                           aggressive action, basically to look at already writing off any receivables that we were concerned about and we will continue, obviously, to collect on those. We also had changed our revenue recognition policy earlier this year, to make sure that we only booked revenue from net market makers where we actually collected the cash up front or we would not take that to our P&L. We think that our exposure should be minimal on a go-forward type of basis.

                           In terms of revenue on the backlog, we have not disclosed that. Obviously, there were some leaks in the press prior to close of our quarter, which was a February 28th quarter-end, because we're on a May 31st fiscal year. We did have a number of deals that slipped, just given all of the press activity related to the rumors around this acquisition. We do have those prospects all still in our pipeline. We actually view that the announcement with i2 will be very, very positive, because obviously in the current markets, private company viability tends to be an issue with large corporate accounts. Certainly, given the strength of i2 and our pending acquisition with them, I think that will bode very, very well for our sales force and for our prospects and customers.

                                                             I2 TECHNOLOGY, INC.
                                                            HOST: BRENT ANDERSON
                                                     MARCH 9, 2001/8:00 A.M. CST
                                                                         PAGE 27

B. Anderson                Operator, I think we can wrap it up there. Thank you
                           all for joining us.

Moderator                  Ladies and gentlemen, as a reminder, this conference
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                           That does conclude your conference for today. Thank
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